UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 15

Certification and Notice of Termination of Registration
Under Section 12(g) of the Securities Exchange Act of 1934
or Suspension of Duty to File Reports Under
Sections 13 and 15(d) of the Securities Exchange Act of 1934

Commission File Number    0-17060

PILGRIM'S PRIDE CORPORATION OF VIRGINIA, INC.
(formerly WLR Foods, Inc.)
(Exact name of registrant as specified in its charter)

P.O. Box 7000
Broadway, Virginia 22815
(540) 896-7001
(Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

Common Stock, no par value per share
(Title of each class of securities covered by this Form)

None
(Titles of all other classes of securities for which a
duty to file reports under Section 13(a) or 15(d) remains)

          Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

        Rule 12g-4(a)(1)(i)  [X]      Rule 12h-3(b)(1)(i) [X]
        Rule 12g-4(a)(1)(ii) [  ]       Rule 12h-3(b)(1)(ii) [  ]
        Rule 12g-4(a)(2)(i)  [  ]       Rule 12h-3(b)(2)(i) [  ]
        Rule 12g-4(a)(2)(ii) [  ]       Rule 12h-3(b)(2)(ii) [  ]
                                                   Rule 15d-6             [  ]

Approximate number of holders of record as of the certification or notice date: 1

          Pursuant to the requirements of the Securities Exchange Act of 1934, Pilgrim's Pride Corporation of Virginia, Inc. has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

          DATE: January 29, 2001                              By:   _/s/ Richard A. Cogdill_
                                                                                        Richard A. Cogdill
                                                                                        Chief Financial Officer, Treasurer, and Secretary